Exhibit 23.1

Consent of Independent Registered Public Accounting Firm

We hereby consent to the incorporation of our report dated June 17, 2024, except for the effects of the reorganization as described in Note 1 and Note 15 which is dated August 21, 2024 in the Registration Statement on Form F-1, under the Securities Act of 1933, as amended, with respect to the consolidated balance sheets of The GrowHub Limited and its subsidiaries (collectively referred to as the “Company”) as of December 31, 2023 and December 31, 2022, the related consolidated statements of operations and comprehensive income, changes in shareholder’s equity and cash flows for each of the years in the two year period ended December 31, 2023 and related notes. We also consent to the reference to our firm under the heading “Experts” in such Registration Statement.

/s/ Audit Alliance LLP

We have served as the Company’s auditor since 2023.

Singapore

February 13, 2025